October 17, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

Division of Corporation Finance

Attention: Ms. Donna Di Silvio, Mail Stop 3561

Dear Ms. Di Silvio

This will confirm our conversation today that Safeway Inc will respond to the SEC’s comment letter dated October 13, 2005 within 20 business days or by November 9, 2005.

Sincerely,

/s/ Robert L. Edwards

Robert L. Edwards

Executive Vice President and Chief Financial Officer

Safeway Inc.